October 15, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jeffrey Gabor
Ms. Dorrie Yale
Ms. Nudrat Salik
Mr. Brian Cascio

Re:	Opthea Limited
Registration Statement on Form F-1
Registration No. 333-249020

Acceleration Request
Requested Date:	October 15, 2020
Requested Time:	5:00 PM, Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citigroup Global Markets Inc. and SVB Leerink LLC, as representatives of the several underwriters, hereby join Opthea Limited in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-249020) (the “Registration Statement”) to become effective on October 15, 2020, at 5:00 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

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Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Jennifer Fox
Name:	Jennifer Fox
Title:	Managing Director

SVB Leerink LLC

By:	/s/ Murphy Gallagher
Name:	Murphy Gallagher
Title:	Managing Director, Investment Banking

cc:	Megan Baldwin, Opthea Limited
Michael Tonroe, Opthea Limited
Ferish Patel, Cooley LLP
Div Gupta, Cooley LLP
John T. McKenna, Cooley LLP
Brent Siler, Cooley LLP
Milson Yu, Cooley LLP
Edwin O’Connor, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP

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